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March 22, 2007

Mr. H. Roger Schwall,
      Assistant Director,
           Division of Corporation Finance,
                 Securities and Exchange Commission,
                      100 F Street, N.E., Stop 7010
                           Washington, D.C. 20549

Re:	Rio Tinto Group

Dear Mr. Schwall,

             I refer to your letter dated March 7, 2007 to Mr. Guy Elliott of Rio Tinto plc and my telephone conversation with Mr. Kevin Stertzel on March 15, 2007 regarding the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review internally and by the Company’s advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by April 2, 2007.

             The Company appreciates your cooperation in extending the deadline for their response.

Very truly yours, /s/ Kathryn A. Campbell Kathryn A. Campbell

cc:	Mr. Guy Elliott (Rio Tinto plc) Kevin Stertzel Jill Davis Roger Baer (Division of Corporation Finance)

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